UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                         (Amendment No. __________)*


                            Myriad Genetics, Inc.
                              (Name of Issuer)

                        COMMON STOCK, $0.01 PAR VALUE
                       (Title of Class of Securities)

                                  62855J104
                               (CUSIP Number)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Forstmann-Leff Associates Inc.
   13-3131718

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            63,000 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          410,600 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       65,900 shares

                    8  SHARED DISPOSITIVE POWER

                       410,600 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     476,500 shares (includes shares beneficially owned by FLA Advisers
     L.L.C.)


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.1%

12  TYPE OF REPORTING PERSON

    IA, CO

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FLA Advisers L.L.C.
   13-3942422

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          410,600 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       410,600 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     410,600 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.4%

12  TYPE OF REPORTING PERSON

    IA, OO

Item 1(a) NAME OF ISSUER:

     Myriad Genetics, Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     320 Wakara Way
     Salt Lake City, UT 84108

Item 2(a) NAME OF PERSON FILING:

     See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, residence:

     590 Madison Avenue
     New York, New York  10022

Item 2(c) CITIZENSHIP:

     See Item 4 of the cover pages attached hereto

Item 2(d) TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.01

Item 2(e) CUSIP NUMBER:

          62855J104

Item 3 Forstmann-Leff Associates Inc., a New York corporation, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the "Act"). FLA Advisers L.L.C., a New York limited liability company, is a registered investment adviser under the Act whose managing members are principals of Forstmann-Leff Associates Inc.

Item 4    OWNERSHIP:

     (a)  Amount beneficially owned:
          See Item 9 of the cover pages attached hereto

     (b)  Percent of Class:
          See Item 11 of the cover pages attached hereto

     (c)  See Items 5 through 8  of the cover pages attached hereto

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Various clients of the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Myriad Genetics, Inc. No one client's interest in the Common Stock of Myriad Genetics, Inc. is more than five percent of the total outstanding Common Stock.


Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          Not Applicable




Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1998

                                    FORSTMANN-LEFF ASSOCIATES INC.


                                    By:  /s/ Peter A. Lusk
                                    Peter A. Lusk
                                    Executive Vice President


                                    FLA ADVISERS L.L.C.


                                    By:  /s/ Peter A. Lusk
                                    Peter A. Lusk
                                    Managing Member

                                                                    Exhibit A


                                  AGREEMENT

     The undersigned, Forstmann-Leff Associates Inc. and FLA Advisers L.L.C., agree that the statement to which this exhibit is appended is filed on behalf of both of them.


February 11, 1998


                          FORSTMANN-LEFF ASSOCIATES INC.


                          By:  /s/ Peter A. Lusk
                          Peter A. Lusk
                          Executive Vice President


                          FLA ADVISERS L.L.C.


                          By:  /s/ Peter A. Lusk
                          Peter A. Lusk
                          Managing Member